FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release regarding a new oil discovery adjacent to Carioca.

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsolypf.com

Madrid, June 13th, 2008

Ner of pages: 2

Second big discovery in Brazil offshore

REPSOL ANNOUNCES A NEW OIL DISCOVERY ADJACENT TO CARIOCA

•	The Guara discovery confirms the Santos Basin in Brazil as one of the most promising deepwater areas in the world

•	The new discovery has found high quality oil at a 5,000 meter depth

•	The consortium is formed by Petrobras (45%), BG (30%) and Repsol (25%)

•	This consortium will develop the necessary investments and activities required to define the magnitude of the Carioca and Guara discoveries.

Repsol announced today the discovery of a new oil field in the deepwaters of the Santos Basin in Brazil. The new well called Guara is located in the BM-S-9 block, adjacent to Carioca, discovered at the end of 2007, according to first evaluations it has significant light oil resources.

In this new field discovered by the consortium: Petrobras (45% operator), BG (30%) and Repsol YPF (25%), 310 km off the Sao Paulo Coast, the presence of light crude oil with a density of around 28º API at a depth of 5,000 meters has been identified.

The Guara discovery is the second in the BM-S-9 block after Carioca, one of the 10 key projects of the 2008-2012 Repsol Strategic Plan, and confirms the

Press Release

high potential of this region identified as one of the main growth areas of the company.

This well is being drilled searching for possible oil reservoirs at deeper structures. Once this phase is over, the consortium will continue with its activities and the necessary investments in order to appraise the size of the Carioca and Guara discoveries in more precise manner.

In order to execute this phase, the consortium will request authorization to the Autoridad Nacional del Petróleo of Brazil (ANP) for the evaluation plan of the Guara field, similar to that obtained for the Carioca discovery.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: June 13th, 2008	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer